From:         Tony Ambrosio
To:           Employees Holding Options
Date:         May 2, 2006
Re:           Smith Barney Account Information


Recently you received information about the Voluntary Exchange Offer (VEO), an offer that will give eligible employees the opportunity to exchange their eligible options for restricted shares, or restricted share units (RSUs) in the case of employees who are not U.S. taxpayers, in the new CBS Corporation. To view your stock option history or exercise stock options online, you will need a registered and activated Smith Barney account. Smith Barney's website at www.benefitaccess.com is the source for all employee stock option grant information and documentation. To view your grant history you may use the website or speak with a Smith Barney Customer Service Representative by calling
(877) 203-7047 toll-free or (212) 615-7081 from a non-U.S. location.

If you have not yet registered for a Smith Barney account:
o  Go to www.benefitaccess.com
o  Click on the Registration tab
o  Enter the Company Stock Symbol:  CBS
o Enter your Social Security Number and the first three letters of your first name

You will receive two separate mailings at your address of record within 10 business days that are needed to activate your account. The first is a Welcome Kit that contains a Temporary Internet User Name, Trading PIN, and information about and instructions to use the website. The second mailing is a Temporary Internet Password. It takes 10 business days to receive the information you need to activate your account online.

If you have already registered for an account and received your Welcome Kit, to activate your account online:
o  Go to www.benefitaccess.com
o  Click on the First Time Users tab
o  Enter your User Name and Password and click on Logon to Benefit Access
o  Follow the logon instructions

If you have forgotten your user name and password:
o  Go to www.benefitaccess.com
o  Click on the Forgot User Name/Password tab
o  Choose Stock Options and click Continue
o  Enter the Company Stock Symbol:  CBS
o Step 1: Enter your Social Security Number and the first three letters of your first name
o  Step 2:  Choose the logon information you have forgotten and click Continue
o  Follow screen instructions


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If you have any questions about establishing or maintaining a Smith Barney account or would like to exercise a stock option via the phone, please call the Smith Barney Customer Service department at (877) 203-7047 or (212) 615-7081.

Legal Notices
The underlying plan for the Voluntary Exchange Offer is subject to shareholder approval. The Voluntary Exchange Offer will be governed by the actual terms and conditions which will be set forth in the Offer to Exchange provided to you at the commencement of the offer.

CBS Corporation ("CBS") has not commenced the Voluntary Exchange Offer to which this communication pertains. Holders of CBS stock options are strongly advised to read the Offer to Exchange that will be filed on Schedule TO (Tender Offer) and other documents related to the Voluntary Exchange Offer to be filed with the Securities and Exchange Commission when they become available because they will contain important information. Holders of CBS stock options may obtain copies of these documents for free, when available, at the Securities and Exchange Commission website at www.sec.gov or from CBS's Human Resources department.